FULL HOUSE RESORTS

September 15, 2017

VIA EDGAR

U.S Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Full House Resorts, Inc.
Registration Statement on Form S-3
File No. 333-220399
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Full House Resorts, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will become effective at 3:00 p.m., Washington D.C. time, on September 25, 2017, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Michael J. Bonner at Greenberg Traurig, LLP at (702) 792-3773.

Very truly yours,

Full House Resorts, Inc.

By:    /s/ Lewis Fanger
Name:    Lewis Fanger
Title:    Chief Financial Officer

cc:    Michael J. Bonner, Greenberg Traurig, LLP

1980 Festival Plaza Drive * Suite 680 * Las Vegas, Nevada 89135